Exhibit 99.1



Richard Croarkin Appointed CFO of Alcon

HUENENBERG, Switzerland - July 16, 2007 - Alcon, Inc. (NYSE:ACL) announced today that effective August 1, Richard Croarkin will be named senior vice president and chief financial officer. Croarkin comes to Alcon from Nestle, SA, where he was executive vice president finance and chief financial officer of Nestle Waters North America.

"I am excited to welcome Rick to Alcon and expect that with his extensive background in global finance he will provide excellent leadership to the experienced financial team we have at Alcon," said Cary Rayment, Alcon's chairman, president and chief executive officer, "During his 30 year career Rick has worked around the world in senior financial positions which has prepared him to step into his new role."

"Alcon has had an enviable record of performance since its IPO and I am looking forward to the opportunity to help the company continue this success into the future," Croarkin said.

Croarkin joined Nestle Waters North America in 1994 and he has overseen the finances of a business unit that has grown to $4.4 billion in sales. He has responsibility for all aspects of finance including financial planning, treasury, tax, accounting, controls, credit, information systems and acquisitions. Before joining Nestle, Croarkin worked for Pepsico Incorporated for 11 years, where he served in a number of senior financial positions around the world, including as chief financial officer of Pepsi Latin America and Pepsi Canada. He started his career with AMAX, Inc. and worked in treasury, corporate development and planning. Croarkin is a 1976 graduate of Georgetown University with a degree in economics and received his MBA from University of Connecticut in 1979. He also has a diploma of the French language from Alliance Francaise in Paris, France.   During his career he has gained extensive global experience by serving in a variety of key financial positions in several countries.

About Alcon
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Caution Concerning Forward-Looking Statements. *This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Doug MacHatton
Alcon Investor Relations
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com